


UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **June 24, 2003**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events

On June 24, 2003, FPL Group, Inc. and Florida Power & Light Company (FPL) announced the appointment of Armando J. Olivera as president of Florida Power & Light Company. Mr. Olivera had previously served as FPL's senior vice president of power systems.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: June 24, 2003


DENNIS P. COYLE
_____
Dennis P. Coyle
General Counsel and Secretary
